Exhibit 99.1

Draganfly Provides Corporate Update Highlighting Strong Defense Momentum, Industry Tailwinds, and Robust Balance Sheet

Tampa, FL – March 26, 2026 — Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A), a leader in drone technology and unmanned aerial vehicle (UAV) solutions, provided a corporate update this week. The update highlighted continued operational progress, strong industry tailwinds, and a well-capitalized balance sheet.

“Draganfly is operating at the center of a global shift toward autonomous systems in defense and public safety,” said Cameron Chell, CEO of Draganfly. “While recent market volatility has impacted our share price, we believe it does not reflect the strength of our balance sheet, our growing defense engagements, or the scale of the opportunity ahead.”

Financial Strength

Draganfly’s current cash of approximately $145 million, positions the Company with significant financial flexibility to execute on growth initiatives. At current trading levels, the Company’s market valuation remains modestly above its cash position.

Global Defense and Tier-One Momentum

Draganfly continues to expand its footprint within the Global Defense ecosystem, including:

●	Selection to supply Flex FPV systems and training to the U.S. Air Force Special Operations Command

●	Selection as one of 25 participants in the Secretary of War’s Drone Dominance Program Phase 1 Gauntlet, successfully obtaining a perfect score in the “Urban Strike” mission

●	Continued deployment of the Commander 3XL platform within U.S. and allied forces, including extreme temperature environments in both Arctic and Desert conditions

●	Invitation and participation in the Canadian Army’s MINERVA Uncrewed Aircraft Systems working group, an initiative focused on accelerating the integration of drone and autonomous technologies into future Canadian Armed Forces operations

●	Exclusive Demonstration of advanced capabilities in line with MINERVA program objectives for Canadian Armed Forces (CAF) personnel at Area X.O. in Ottawa

These developments reinforce Draganfly’s position as a trusted, North American provider of compliant unmanned systems.

Favorable Industry Dynamics

Global demand for drone and autonomous systems continues to accelerate, driven by:

●	Rapid adoption of FPV and ISR technologies in modern conflict
●	Increased U.S. and allied defense spending on autonomous capabilities
●	Heightened security demand in regions including the Middle East

Draganfly believes these trends represent a sustained structural shift supporting long-term growth.

2026 Priorities

The Company remains focused on:

●	Scaling production and delivery capabilities
●	Developing the domestic supply chain, leveraging key industry relationships and decades of UAS development experience to design and manufacture NDAA compliant components
●	Expanding government and Tier-one contractor relationships, including channel sales & integration partners
●	Continue evolving internal product, including system and software development
●	Advancing select strategic acquisitions
●	Maintaining disciplined capital deployment

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8A)

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward-Looking Statements

This release contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements include, but may not be limited to statements regarding; the Company’s 2026 priorities, including the scaling of production and delivery capabilities, the development of domestic supply chains, the expansion of government and tier-one contractor relationships, the advancement of internal product, and the maintenance of disciplined capital deployment. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here-in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; uncertainty regarding the Nasdaq hearing process, regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR+ website at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.